UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 4, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSED APPOINTMENT OF DIRECTORS

A letter from the Board is set out on pages 3 to 6 of this circular.

A notice convening the AGM to be held at the Conference Room on First Floor, The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (上 海市青浦區徐涇鎮諸光路1588弄200號上海虹橋綠地鉑驪酒店一樓會議室 ) at 9:30 a.m. on Wednesday, 22 May 2019, or any adjournment thereof, is set out on pages 7 to 13 of this circular. A form of proxy for appointing proxy to attend the AGM is also enclosed in this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the AGM, should you so wish. Shareholders who intend to attend the AGM should also complete and return the reply slip in accordance with the instructions printed thereon.

4 April 2019

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“AGM”	means the annual general meeting of the Company for the year ended 31 December 2018 to be held at the Conference Room on First Floor, The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (上海市青浦區徐涇鎮諸光路1588弄200號上海虹橋綠地鉑驪酒店一樓會議室) at 9:30 a.m. on Wednesday, 22 May 2019

“Articles of Association”	means the articles of association of the Company, as amended from time to time

“Board”	means the board of Directors

“CEA Holding”	means China Eastern Air Holding Company Limited (中國東方航空集團有限公司), the controlling Shareholder and a connected person of the Company

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively

“Directors”	means the directors of the Company

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Listing Rules”	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mr. Li”	Mr. Li Yangmin

“Mr. Tang”	Mr. Tang Bing

“New York Stock Exchange”	means the New York Stock Exchange

DEFINITIONS

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	means the Shanghai Stock Exchange

“Shareholder(s)”	means the shareholder(s) of the Company

LETTER FROM THE BOARD

Executive Directors: Liu Shaoyong (Chairman) Yuan Jun (Employee Representative Director) Independent non-executive Directors: Lin Wanli Li Ruoshan Ma Weihua Shao Ruiqing Cai Hongping

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

5/F, Block A2

Northern District, CEA Building

36 Hongxiang 3rd Road

Minhang District, Shanghai, PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

4 April 2019

To the Shareholders

Dear Sir or Madam,

PROPOSED APPOINTMENT OF DIRECTORS

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 15 March 2019 in relation to, among other things, the proposed appointment of Mr. Li Yangmin and Mr. Tang Bing as Directors.

The purpose of this circular is to provide you with the information regarding the resolution to be proposed at the AGM to be considered and approved by the Shareholders in relation to the proposed appointment of Mr. Li and Mr. Tang as Directors.

LETTER FROM THE BOARD

2.	APPOINTMENT OF DIRECTORS

The resolution regarding the nomination of Mr. Li and Mr. Tang as candidates for Directors was considered and approved at the twenty-first ordinary meeting of the eighth session of the Board on 15 March 2019. The terms of office of Mr. Li and Mr. Tang as Directors shall be three years. There is no service contract entered into between Mr. Li, Mr. Tang and the Company, respectively in respect of their proposed appointments as Directors. The remuneration of Mr. Li and Mr. Tang will be determined according to the remuneration policy of the Company, their respective responsibilities and the prevailing market conditions.

As far as the Directors are aware and save as disclosed below, Mr. Li and Mr. Tang (i) do not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) have not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) have no other major appointment or professional qualification; (iv) do not have any other relationship with any Director, senior management or substantial or controlling Shareholder of the Company; and (v) do not have, or is deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this circular, the Board is not aware of any other matter in relation to the appointments of Mr. Li and Mr. Tang as Directors which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Shareholders.

The background of the Mr. Li and Mr. Tang are as follows:

Mr. Li Yangmin, aged 55, is currently the president and a vice party secretary of the Company, and a director, the president and a vice party secretary of China Eastern Air Holding Company. Mr. Li joined the civil aviation industry in 1985. He was previously the deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of China Northwest Airlines (中國西北航空公司), the general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and a vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as safety director of the Company from July 2010 to December 2012. He became a party member of CEA Holding since May 2011. He served as a Director from June 2011 to August 2018 and a party secretary of the Company from June 2011 to December 2017. Mr. Li has been serving as a vice party secretary of CEA Holding since August 2016 and as a vice president of CEA Holding from August 2016 to February 2019. He has been acting as a vice party secretary of the Company since December 2017. He has been a director and president of CEA Holding since February 2019. Since March 2019, he has been acting as the president of the Company. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master’s degrees and obtained an executive master of business administration degree from Fudan University. He is also a qualified professor- level senior engineer.

LETTER FROM THE BOARD

Mr. Tang Bing, aged 52, is currently a vice party secretary of the Company, and a director and vice party secretary of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of Zhuhai Motianyu Engine Repair Limited Company (珠海摩天宇發動機維修有限公司), office director of China Southern Airlines Holding Company and president of Chongqing Airlines Company Limited (重慶航空有限公司). From December 2007 to May 2009, he served as the chief engineer and general manager of the aircraft engineering department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as the president of the Beijing Branch of the Company and was the president of Shanghai Airlines Co. Ltd. from January 2010 to December 2011. He served as the chairman and executive director of Shanghai Airlines Co. Ltd. from January 2012 to January 2018. He served as a vice president of the Company from February 2010 to March 2019, and was appointed as a party member of CEA Holding in May 2011 and has been a Director from June 2012 to August 2018. He has been a vice president of CEA Holding from December 2016 to February 2019 and was appointed as a director and vice party secretary of CEA Holding since February 2019. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree from the Administration Institute of Sun Yatsen University, an executive master of business administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

3.	AGM

At the AGM, resolution will be proposed to approve, among other matters, the proposed appointment of Mr. Li and Mr. Tang as Directors. To the best knowledge and belief of the Directors, none of the Shareholders would be required to abstain from voting on the proposed resolutions at the AGM.

The AGM will be held at the Conference Room on First Floor, The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (上海市青浦區徐涇鎮諸光路1588弄200號上海虹橋綠地鉑驪酒店一樓會議室 ) at 9:30 a.m. on Wednesday, 22 May 2019 at which resolutions will be proposed for the purpose of considering and, if thought fit, approving the resolution proposed in this circular. The notice of the AGM is set out on page 7 to 13 of this circular. A form of proxy for appointing proxy to attend the AGM is also enclosed with this circular.

Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the AGM, should you so wish. Shareholders who intend to attend the AGM should also complete and return the reply slip in accordance with the instructions printed thereon.

LETTER FROM THE BOARD

4.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

5.	RECOMMENDATION

The Directors consider that the resolutions to be put forward at the AGM (including the aforesaid proposal for the appointment of Mr. Li and Mr. Tang as Directors) are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary